Exhibit 4.18

To:	Generac Power Systems, Inc.

December 13, 2023

Side letter to the Subscription Agreement

This letter ("Letter") refers to the subscription agreement entered into by and between Generac Power Systems, Inc. ("Generac") and Wallbox N.V. ("Wallbox" and together with Generac, the “Parties”) on 29 November 2023 (the "Subscription Agreement").

For the purposes of this Letter, all terms beginning with a capital letter shall have the meaning attributed to them in the Subscription Agreement, unless a different meaning is expressly set out in this Letter. Upon execution by all Parties, this Letter will constitute a binding agreement among the Parties that may not be amended without such Parties’ written consent.

1.
Subject to the terms hereof, Wallbox hereby unconditionally and irrevocably grants to Generac a first right of refusal to purchase or subscribe for all or any portion of the equity, debt securities, other securities or assets that Wallbox may propose to issue, sell, license or otherwise transfer to a Generac Competitor in a Competitor Financing, at the same price and on the same terms and conditions as those offered to the Generac Competitor. For purposes hereof, (a) “Competitor Financing” means the sale by
Wallbox of equity of any class, of any debt securities of any type, or of any other security of Wallbox (whether from treasury or in the form of newly issued shares) that is convertible into any equity of Wallbox, or the merger, consolidation or combination of Wallbox with a Generac Competitor, in each case pursuant to a bona fide offer received by Wallbox from a Generac Competitor, whether solicited by Wallbox (or its officers, directors, stockholders, representatives or agents) or pursuant to an unsolicited offer from such Generac Competitor; and (b) “Generac Competitor” means Schneider, Solar Edge or Enphase.

In the event that Wallbox intends to consummate a Competitor Financing, it shall not later than forty-five (45) days prior to the consummation of such Competitor Financing notify Generac in writing of the proposed terms and conditions of the Competitor Financing (such notice, the “Competitor Financing Notice”). To exercise its rights of first refusal, Generac must deliver a notice to Wallbox within twenty (20) days (the “Generac Deadline”) after delivery of the Competitor Financing Notice setting forth the amount of equity, other securities or assets (in each case to the extent related to the terms of the Competitor Financing transaction) it elects to purchase (the “Generac Offer”). Upon timely receipt of the Generac Offer notice, Wallbox shall be prohibited from selling such equity or other securities offered to be purchased by Generac pursuant to the Generac Offer to, or otherwise from consummating the Competitor Financing transaction with, the Generac Competitor unless Wallbox has accepted the Generac Offer and Generac fails to consummate the terms of the transaction pursuant to the Generac Offer during the forty-five (45) day period following such notice from Generac to Wallbox (the “Consummation Period”).

2.
So long as Generac (together with its affiliates) owns not less than 3% of the outstanding share capital of Wallbox (as determined on a fully diluted basis) and, to the extent not granted substantially similar antidilution protections in the organizational or charter documents for Wallbox, each time Wallbox proposes to offer equity securities, including any security convertible into equity securities, Wallbox will provide Generac with at least fifteen (15) business days’ prior written notice of its bona fide intention with respect to such offering, describing the securities, the price and the terms thereof and the conditions upon which Wallbox proposes to issue the same. Generac will have the right, but not the obligation, to invest an amount (in the aggregate across all such offerings) up to but not greater than such amount to retain its fully diluted ownership percentage in the outstanding share capital of Wallbox held by Generac at the time of such offering by giving written notice to Wallbox and stating therein the quantity of securities to be purchased. Such investments by Generac will be on the same terms and at the same price as Wallbox offers to the other investors purchasing securities in such offerings.

3.
So long as Generac (together with its affiliates) owns not less than 3% of the outstanding share capital of Wallbox (as determined on a fully diluted basis) and, to the extent not granted substantially similar investor protections in the organizational or charter documents for Wallbox, Wallbox shall obtain the consent of Generac prior to engaging in the following:

a.
amend, alter, or repeal any provision of the Articles of Association or other charter or organizational documents of Wallbox in a manner adverse to the holders of the Class A Shares;
b.
create or authorize the creation of, or issue or obligate itself to issue shares of, any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Class A Shares; or
c.
reclassify, alter or amend any existing security that is junior to or on parity with the Class A Shares, if such reclassification, alteration or amendment would render such other security senior to or on parity with the Class A Shares.

4.
This Letter and all information, discussions, and documents exchanged between the Parties in connection with this Letter (collectively, the "Confidential Information") are considered confidential. The Parties agree to keep all Confidential Information strictly confidential and not to disclose or use it for any purpose other than the performance of their respective obligations under this Letter or as may be required by law or regulation.

5.
Sections 11.a.; 11.d.; 11.f.; 11.g.; 11.i. and 11.k. of the Subscription Agreement shall be applicable mutandis mutandi to this Letter.

6.
This Letter may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signatures pages follow]

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IN WITNESS WHEREOF, the Parties have entered into the present Letter, as of the date and in the place first before written.

Generac Power Systems, Inc.

/s/ Authorized Signatory

Authorized Signatory

Wallbox N.V.

/s/ Enric Asunción Escorsa

Enric Asunción Escorsa

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